Exhibit (H)(15)

REIMBURSEMENT AGREEMENT

THIS REIMBURSEMENT AGREEMENT (this “Agreement”) is made as of this February 20, 2020 by and between Thompson Investment Management, Inc., a Delaware Corporation (“TIM” or the “Adviser”), and Thompson IM Funds, Inc., a Wisconsin corporation and registered open-end management investment company (the “Company”), on behalf of its various mutual fund series (each such series, a “Fund” and such series collectively, the “Funds”).

RECITALS:

WHEREAS, the Adviser has entered and expects to enter into various agreements with broker-dealers, trust companies, banks and other financial institutions, professional investment consultants and others (collectively, the “Service Providers”), pursuant to which the Adviser pays the Service Providers a fee for various shareholder, account maintenance, networking and other services that the Service Providers provide in connection with investments by their clients in the Funds;

WHEREAS, the shareholder services provided by the Service Providers (the “Services”) in exchange for the fee paid by the Adviser include, among other matters, maintaining records of client holdings in the Funds (which may involve maintaining omnibus accounts); expedited processing of purchase, redemption or exchange transactions for clients; communicating with clients regarding their holdings in the Funds, responding to their inquiries about the Funds, facilitating client compliance with purchase, redemption and exchange procedures and other shareholder services offered by the Funds, and forwarding prospectuses, statements of additional information, annual and semi-annual reports, proxy statements and other information furnished to Fund shareholders; communicating with and providing information to the Funds regarding purchase, redemption and exchange orders received from clients; and preparing, filing and distributing tax information and reports but in no case include any distribution-related services;

WHEREAS, the Board of Directors of the Company, including a majority of the directors who are not “interested persons” (as defined in the Investment Company Act) of the Company or the Adviser, has determined that the Services benefit the Funds by eliminating or reducing some of the costs, fees and expenses that the Funds would otherwise have to bear in the absence of agreements for the provision of the Services, and that it would be appropriate for the Funds to reimburse the Adviser for a portion of the fees it pays to the Service Providers for the Services;

WHEREAS, the Company and the Adviser were previously a party to that certain Third Amended and Restated Reimbursement Agreement, which Third Amended and Restated Reimbursement Agreement automatically terminated pursuant to its terms as of the date hereof and is being replaced by this Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.                  Reimbursement.

(a)               Each relevant Fund shall reimburse the Adviser, on a monthly or quarterly basis in arrears, consistent with the frequency at which fees are assessed against the Adviser by Service Providers, an amount (the “Reimbursement Amount”) calculated in accordance with Section 1(b) and (c) below, which Reimbursement Amount represents a portion of the fees that the Adviser paid to the Service Providers for the Services during the period. The Reimbursement Amount shall be supported by a detailed accounting provided to the Company by the Adviser. Copies of records supporting the accounting will be maintained by the Adviser for at least six years and will be available for inspection upon request by the Company. The Reimbursement Amount shall be paid by the Company on behalf of, and out of the assets of, the relevant Fund within 30 days following receipt of the statement for the Reimbursement Amount.

(b)               The Reimbursement Amount for a Fund shall be equal to (i) for those Service Providers that impose an asset-based fee, which are generally associated with shareholder servicing arrangements, an annual rate of no more than 0.10% of the average daily net assets of the accounts in the Funds for which all Service Providers, in the aggregate, are responsible, and (ii) for those Service Providers that impose a per account fee, which are generally associated with networking arrangements, $6 per year per account in the Funds for which Service Providers are responsible. In no event shall the Reimbursement Amount be more than the fees paid by the Adviser to the Service Providers under the agreements for the provision of the Services, and in no event shall both of the fees described in clause (i) and (ii) above be applicable to the same assets in a Fund.

(c)               With regard to the Reimbursement Amount, it is understood and agreed that if a Service Provider maintains an omnibus account, the Funds will save transfer agency fees (which are based in part on the number of Fund accounts) because of that account structure and could reimburse the Adviser for an amount equal to those savings. If the Service Provider discloses the number of its client accounts that are invested in each Fund through the Service Provider’s omnibus account, a determination of the transfer agency fee savings will be made by reference to the transfer agency fees paid per Fund account. If a Service Provider does not disclose the number of its client accounts that are invested in a Fund through the Service Provider’s omnibus account, the Adviser will estimate such number based on the average size of the Service Provider’s client accounts’ investments in the Fund or, if such average is not available, based on the average size of other Service Providers’ client accounts’ investments in the Fund. If the Service Providers, as part of their Services, deliver a Fund’s prospectuses, statements of additional information, annual reports, semi-annual reports, proxy statements and other information required to be delivered to shareholders of the Fund or delivered at their client’s request, the Fund will save mailing and/or fulfillment costs and the Adviser may determine those mailing and/or fulfillment cost savings with information provided by the Company. If through these calculations, the Adviser determines that the savings to the Funds is less than the Reimbursement Amount, the Reimbursement Amount shall be reduced accordingly on a dollar-for-dollar basis. In all cases, the Adviser shall determine the Reimbursement Amount in its reasonable, good faith discretion, subject to Board review and rejection.

2.                  Company Board Review. Information as to the Reimbursement Amounts, including the detailed accounting required pursuant to Section 1(a) hereof and such other information the Company’s Board of Directors requests will be provided to the Board at least quarterly. The Board of Directors of the Company may reject any Reimbursement Amounts paid under this Agreement. If the Board, by a majority of the directors who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Company or the Adviser, acting in good

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faith, rejects any of the Reimbursement Amounts for a Fund, the Adviser shall issue to the Fund a credit equal to the rejected portions of the Reimbursement Amount, which credit may be applied against future Reimbursement Amounts or investment advisory fees owed by the Fund.

3.                  Term and Termination; Assignment. This Agreement shall continue for a period of one year from the date hereof and thereafter so long as its continuance is specifically approved at least annually by the Board of Directors of the Company. Notwithstanding the above, either party hereto may terminate this Agreement without penalty for any reason or no reason at all on at least 60 days’ prior written notice. This Agreement may not be assigned by either party without the consent of the other party.

4.       Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, except to the extent superseded or preempted by the Investment Company Act of 1940, as amended. This Agreement may not be modified except in writing signed by each party hereto. This Agreement embodies the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements, arrangements, understandings, negotiations or discussions regarding such subject matter. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute a single agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THOMPSON IM FUNDS, INC.

By:	/s/ Jason L. Stephens
Title:	Chief Executive Officer

THOMPSON INVESTMENT MANAGEMENT, INC.

By:	/s/ Jason L. Stephens
Title:	Chief Executive Officer

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